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Exhibit 4.8

SQI Diagnostics Inc.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

        This discussion and analysis covers the unaudited financial statements for the quarters ended March 31, 2011 and 2010, prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The fiscal year end of SQI Diagnostics Inc. ("SQI" or "Company") is September  30th.

        All amounts are expressed in Canadian dollars unless otherwise indicated.

        This discussion and analysis was prepared by management using information available as at May 26, 2011. Certain portions of this document including management's assessment of the Company's future plans and operations contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's control, including the impact of general imprecision of reserve estimates, taxation policies, obtaining regulatory approvals, successful product development, competition from other producers, stock market volatility and the ability to access sufficient capital from internal or external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive from them. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com and the Company's website at www.sqidiagnostics.com.

OVERVIEW

        SQI Diagnostics Inc. is a medical systems company that has developed, manufactured and markets a proprietary human diagnostic technology using multiplexing, miniaturization and automation. Our technologies enable laboratories to analyze multiple biomarkers simultaneously (multiplexing), deliver accurate and quantitative patient results in less time, significantly reduce labour costs, and increase profits when compared with current diagnostic instrumentation. The Company's proprietary SQiDworks™ instrument and its consumable tests together form a system capable of providing many of the diagnostic tests currently performed in reference laboratories engaged in testing human blood for a wide range of disease markers. The Company's strategy is to develop and commercialize test kits for the autoimmune disease market as further described below, and plans to pursue commercialization of tests in infectious disease and allergen testing in the future.

        The Company has been primarily involved in research, development and commercialization activities related to its core technology platform since 2003. The Company has expended significant resources to create and protect its technology platform through the filing of patents and in building an automated instrument and multiplexed assay platform. The Company has invested in fostering partnerships with clinicians who are leaders in our disease areas of focus and with potential novel biomarker collaborators. The Company has also incurred costs associated with gathering market intelligence concerning prospective customers, developing a direct sales platform and in marketing and selling to prospective customers.

        The Company has developed its fully automated SQiDworks and semi-automated SQiDman™ microarray-based test platforms that enable laboratory customers to generate multiple patient test results with less than one unit of traditional 'test effort'. The Company has received marketing clearance from the United States Food & Drug Administration ("FDA"), Canadian regulatory approval for, and has CE Marked its fully automated, high throughput SQiDworks platform. SQiDworks is the only such platform to achieve these regulatory clearances.

        The SQiDworks platforms are to be used to run a menu of tests used to aid in the diagnosis of a wide range of diseases in targeted market segments. The Company has received clearance from the FDA and Canadian regulatory approval for qualitative rheumatoid arthritis (RA) test kits used to detect and measure a panel of biomarkers to aid in the diagnosis of rheumatoid arthritis. The quantitative RA assay has been licensed in Canada and CE Marked in Europe.

        Subsequent to quarter end the Company received Health Canada approval for IgX PLEX Celiac Quantitative test. This represents the first approval of the Company's second generation fully quantitative test. The Company has also received Canadian regulatory approval for its qualitative celiac test kits and filed for US FDA regulatory clearance to market its qualitative celiac product.

        The Company is currently pursuing and is optimistic of winning additional Canadian customers based on Health Canada licensing of its quantitative celiac product during 2011.

        Gamma Dynacare Medical Labs (GDML) is in the process of evaluating the Company's quantitative celiac test kits. The Company believes that if the GDML evaluation is positive, GDML will purchase the quantitative celiac test kits, in addition to their commercial use of our RA product.

        The Company is focusing on the continued development of a pipeline of other tests that can be processed on the SQiDworks platform. The Company is moving these assays through the development pipeline and expects to advance additional test kits through the regulatory process during fiscal 2011 as discussed further in this document. The Company is also focused on the release of SQiDlite, our second generation diagnostic platform. This platform will be a fully-automated microarray processing and analytic platform. It is intended to be a bench-top system able to process multiple sizes of microarray devices from single 8-well strips up to a single 96 well microarray plate. This system is based on the same technology and uses many of the same components as our SQiDworks system. It is targeted at small to medium sized diagnostic customers.

        We plan to add additional services targeted at laboratory and other customers to leverage our expertise in assay design and microarray printing. This initiative is intended to enable our customers to expand the use of our SQiDworks and SQiDlite platforms by converting their content to microarrays. Subsequent to the period end, we presented the results of a collaborative research study where we included biomarkers of interest to a target customer to our in-development vasculitis panel. Our additional services will enable customers to add target biomarkers to an existing panel of biomarkers that they can then offer to their customers, or they may request an entire panel of protein-based biomarkers to be developed into a Research Use Only (RUO) microarray for which they may decide to seek Lab Developed Test regulatory clearance.

        The Company also has future plans to explore in-licensing opportunities to expand its product pipeline as well as to continuously improve its in-market products through the addition of novel biomarkers to the existing diagnostic panels of tests.

Status of Development Program

        The Company's development program includes several major components which the Company expects will advance its commercialization strategy. The status of each component is summarized and discussed in further detail below:

Approval Status
Development Status
Product		Canada	United States	Europe
SQiDworks™ Diagnostics Platform	Complete	Licensed	Cleared as a system with IgX PLEX RA Assay	CE Marked*
SQiDlite Platform	Development
SQiDman Analyzer	Development	Not required — RUO	Not required — RUO	Not required — RUO
IgX PLEX Rheumatoid Arthritis Assay (Qualitative)	Complete	Licensed	Cleared
QuantiSpot™ Rheumatoid Arthritis Assay (Quantitative)	Complete	Licensed		CE Marked*
IgX PLEX Celiac Qualitative Assay	Complete	Licensed	Filed
IgX PLEX Celiac Panel (Quantitative)	Complete	Licensed (on April 27, 2011 subsequent to quarter end)	IUO	CE Marked*
IgX PLEX Vasculitis Panel	Final Development
IgX PLEX Celiac DGP Panel	Final Development
IgX PLEX Rheumatoid Arthritis Panel with expanded markers	Final Development
IgX PLEX Lupus Panel	Development
IgX PLEX TNF Assay	Development
IgX PLEX IBD — Crohn's Disease	Proof of Concept

*
Devices were self-certified or re-self-certified, in May 2011 following a change of our Authorized Representative

        The Company's SQiDworks and SQiDman platforms are also capable of running Research Use Only (RUO) and Investigational Use Only (IUO) test kits and the Company is exploring sales opportunities related to these applications of its platform with the Company's products as well as through the potential development of target customer's content. Delivering RUO/IUO product based on customer owned content would require collaboration and assay development though this effort would be materially less than that experienced with the Company's pipeline of regulatory-cleared products. This creates additional new revenue opportunities for the Company. The Company continues to focus on its in-market tests and believes that it must continuously improve and update its products. The Company has identified and has moved into development enhancements to the existing RA and celiac test panels. Subsequent to quarter end the Company received Health Canada approval for IgX PLEX Celiac Quantitative test kit. This represents the first approval of the Company's second generation fully quantitative test. The enhancements to the RA panel are in the advanced stages of development. These improvements, requiring regulatory approvals, will represent second generation, fully quantitative IgX PLEX microarray technology and include expanded biomarker content for IgX PLEX RA and IgX PLEX Celiac.

        All in-development tests will utilize this second generation, fully quantitative multiplexing technology; the Company believes these enhancements will provide significant market advantages compared to our competitors.

        The Company's development pipeline includes multiplexed test for vasculitis, lupus and IBD-Crohn's. These tests are advancing through the development pipeline with the goal of moving some if not all of these tests into the regulatory filed stage during the remainder of fiscal 2011

        During the quarter ended March 31, 2011 the Company began implementing the feedback received from our partner related to the development of our IgX PLEX TNF assay used to measure the quantity of therapeutic agents in the body and the information from this test could be used by clinicians in the management of several autoimmune diseases, including but not limited to rheumatoid arthritis, vasculitis and irritable bowel disease. The Company believes that it will deliver a commercial product to its partner during the 2011 calendar year.

Status of Commercialization Activities and Other Events in the Fiscal Year to Date

        During the quarter ended March 31, 2011, the Company invested in its sales and marketing team, its science, commercialization, and regulatory groups, and in infrastructure. The Company's sales efforts are focusing on the North American market and European targets to generate sales to targeted customers of the currently approved system, including the SQiDworks fully automated analytical platform and RA and celiac tests.

        Following is an overview of the Company's achievements for the fiscal year to date:

(a)
The company continued to develop its commercial relationship with Gamma Dynacare Medical Labs (GDML) during the quarter ended March 31, 2011 and achieved additional sales of our RA product in this quarter. The Company is working closely with GDML to develop its multiplexed RA business and during the quarter ended March 31, 2011 GDML released its first monthly newsletter that focussed on our RA multiplexed product. This marketing material featured the benefits of multiplexing rheumatoid arthritis biomarkers on an automated platform to all of GDML's customers and is featured on GDML's website. The Company believes that this and similar marketing efforts will drive the continued growth of our RA product at GDML.

(b)
The company has provided quantitative celiac test kits on an investigational use only basis to GDML enabling their internal review of the product's performance. Successful internal review by GDML is expected to lead to the expansion of the current contract to include the sale to them of our quantitative celiac test kits. The approval by Health Canada of our quantitative celiac tests, achieved subsequent to the quarter end, will enable the company to actively pursue such an expansion with GDML, as well as pursue opportunities with other laboratories in Canada.

(c)
Progressed a number of pipeline diagnostic tests through our discovery and development program;

(i)
During the first half of fiscal 2011, the Company received and responded to questions from the FDA regarding its celiac panel. The questions and responses are described by the Company as those expected in the normal course of its regulatory processes.

  (ii)
  The Company's vasculitis assay continues to progress through the assay development pipeline and is expected to complete clinical validation in the third quarter of fiscal 2011. Collaborative studies demonstrating the utility of the Company's assays were presented at the 15th International Vasculitis and ANCA Workshop May 15th — 18th, 2011.

  (iii)
  The Company's quantitative lupus test panel is in the assay development stage. Moving the lupus panel through development is a significant achievement. The current development results show that SQI is able to effectively multiplex up to 16 protein biomarkers, including double stranded DNA. This is our largest panel to date and management believes the progress will provide SQI with the only such product in the market. Management believes that the successful completion and clearance of the lupus product will be transformative to the Company's commercial position. The Company expects to initiate clinical validation of this product in the second calendar quarter of 2011, and to complete regulatory filings shortly thereafter.

  (iv)
  The Company's IBD-Crohn's candidate test panel is in the proof of concept stage and is being actively developed with the expectation of being completed and filed for regulatory approvals during 2012.

  (v)
  Development continued on the anti-TNF test candidate, based on the expanded performance requirements requested by our partner, Mount Sinai Services. The Company continues to complete the commercialization of this product and expects to have a commercial product available by the end of 2011.

  (vi)
  Initiated the platform development program for SQiDlite and continued platform development to commercialize our SQiDman platform with a target to complete development on a timeline to coincide with customer requirements for potential research use collaborations. The SQiDman platform is currently not targeted at IVD applications but in the near-term may be used by our collaborators and customers to assist in the development of their content into SQI-developed microarray RUO/IUO or Lab Developed Test products. The development of the SQiDlite platform addresses the needs of smaller and mid-market IVD customers and of the research market. The SQiDlite platform will be developed as an automated device with the flexibility to process and analyze varying sizes of consumables up to the current 96-well consumable used in the SQiDworks;

(d)
Partnering Summary

        The following table provides an overview of our partnering collaborations and the relevant pipeline product as at the period end:

Partnering Institute*	Principal Investigator	Pipeline Product	Purpose
Cleveland Clinic	Dr. R. Tubbs	IBD-Crohn's	Serum Samples Collaboration
Beth Israel Deaconess Medical Center	Dr. C. Kelly	Celiac	Serum Samples Collaboration/Publication
Beth Israel Deaconess Medical Center	Dr. A. Moss	Anti-TNF	Serum Samples Collaboration/Publication
Hospital Clinic de Barcelona, Spain	Dr. R. Cervera	Vasculitis	Serum Samples Collaboration/Publication
Cleveland Clinic	Dr. S. Wang	All Rheumatoid Arthritis Various	Clinical Validation Collaboration Serum Samples
University Hospital Maastricht, the Netherlands	Dr. J. Damoiseaux	Vasculitis	Serum Samples Collaboration
The University of North Carolina at Chapel Hill	Dr. R. Falk	Vasculitis	Collaboration Serum Samples Clinical Validation
University of Maryland	Dr. A. Fasano	Celiac	Serum Samples
Mount Sinai Services Toronto, Canada	Dr. G. Greenberg and Dr. M. Silverberg	IBD-Crohn's	Serum Samples

*
All Partnering Institutes are located in the USA unless otherwise annotated.

(e)
PATENTS. In the quarter ended March 31, 2011 the company received the patent "METHOD AND DEVICE TO OPTIMIZE ANALYTE AND ANTIBODY SUBSTRATE BINDING BY LEAST ENERGY ADSORPTION (LEAP) in Europe. This patent is a key element of the Company's intellectual property strategy related to its multiplexing surfaces and capture analyte binding.

CORPORATE FINANCING TRANSACTIONS

        During the three months ended March 31, 2011 a total of 40,834 employee stock options were exercised at an average price of $1.60 for total proceeds of $65,000.

        Also during the quarter ended March 31, 2011 106,520 warrants with an expiry of January 22, 2011 were exercised for total proceeds of $133,000.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        These financial statements are prepared in accordance with Canadian GAAP.

        The significant accounting policies that management believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Patents and Trademarks

        The costs relating to patent and trademark fees are deferred and amortized over 10 years on a straight-line basis. Patents and trademarks are recorded net of accumulated amortization of $685,000 (September 30, 2010 — $627,000).

Research and Development Costs

        Research costs are charged to earnings in the period in which they are incurred. Development costs are expensed as incurred or deferred if they meet the criteria for deferral under Canadian generally accepted accounting principles and are expected to provide future benefits with reasonable certainty. At March 31, 2011, the Company has developed a pipeline of novel tests for its diagnostic system. Deferral criteria have not yet been met, and accordingly, all development costs have been expensed.

Stock-Based Compensation and Other Stock-Based Payments

        The Company applies a fair value based method of accounting for all stock-based payments. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus. Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

Share Issuance Costs

        Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

Income Taxes

        The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Use of Estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the useful lives of property and equipment and patents and trademarks for amortization purposes, valuation of ITC's receivable, valuation of stock options and warrants and valuation allowance on future tax assets.

Recent Accounting Pronouncements
Business Combinations

        In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

        These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new sections to determine the potential impact of any future transactions on its consolidated financial statements.

International Financial Reporting Standards (IFRS)

        The CICA plans to converge Canadian generally accepted accounting principles with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011, when IFRS will be fully adopted. The Company will be required to adopt IFRS for its 2012 fiscal year end and will be required to provide IFRS comparative information for the previous fiscal year. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS on its financial statements. We have identified the main differences between existing Canadian GAAP and IFRS standards and begun quantifying the reporting differences. The Company has a conversion plan in place and believes it has the resources in place to meet the conversion timelines. The following are the main differences and the expected impact on our business processes and information systems:

Key Accounting Areas	Difference with potential impact on the Company
IFRS 1 First time adoption of IFRS	The Company is in the process of selecting the applicable exemptions under IFRS.

Additional reconciliations and disclosure upon the initial conversion to IFRS will be included in the initial statements presented under IFRS commencing in the first quarter of fiscal 2012. During 2011 the company will assess and prepare the additional disclosures. The Company is reviewing the disclosure requirements including the disclosure of other corporations adopting earlier in 2011.
IAS 16 Property Plant and Equipment	The Company has commenced a study of the useful life of each component of property plant and equipment and will restate, if applicable, the historic amortization expense.
IAS 36 Impairment of Assets	The Company will evaluate potential impairments using discounted cash flow analysis as required under IFRS

Key Accounting Areas	Difference with potential impact on the Company
IAS 12 Income Tax
The Company has accumulated non-capital losses, undeducted scientific research and development costs, and investment tax credits that have not been reflected in the financial statements. These items will need to be assessed based on the IFRS criteria to ensure proper classification on the balance sheet.
IFRS 2 Share based payments

IFRS 2 requires that each tranche of options with graded vesting be treated as a separate award. IFRS 2 also requires an estimate of forfeitures to be factored into the determination of compensations costs.

The Company expects to utilize the exemptions under IFRS 1 when converting to the new standard. The company has begun to calculate the impact on all unvested tranches of options at the date of transition.
IAS 1 Financial Statement Presentation	Additional disclosure required as well as selection between presentation alternative will be addressed in the initial statements presented under IFRS.

The Company is analyzing the impact of the changes on its financial statements through a review of the standards as well as a review of the financial reports of corporations with earlier adoption dates.

SELECTED FINANCIAL INFORMATION

Second Quarter Commentary

        The table below summarizes quarterly financial information for the 3 month periods shown.

	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
	(000s)	(000s)	(000s)	(000s)
Revenue	$4	$18	$14	$6
Net Loss	$1,874	$2,255	$2,621	$1,811
Net Loss Per Share	$(0.06)	$(0.07)	$(0.08)	$(0.06)
Weighted Average Shares	33,852	33,759	32,705	30,790

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
	(000s)	(000s)	(000s)	(000s)
Revenue	$10	$5	$7	$8
Net Loss	$2,020	$1,620	$1,616	$1,354
Net Loss Per Share	$(0.07)	$(0.06)	$(0.06)	$(0.05)
Weighted Average Shares	29,917	27,930	27,271	26,326

        Revenue for the quarter ended March 31, 2011 was $4,000 compared to $10,000 for the quarter ended March 31, 2010. Revenue for the six months ended March 31, 2011 was $22,000 compared to $15,000 for the six months ended March 31, 2011. Revenue for the first and second quarter of 2011 included sales of its QuantiSpot RA test kits, there were no product sales during the same period in 2010. Revenue in the three and six months ended March 31, 2010 resulted from consulting services provided to a related party; these services were not performed in the quarter ended March 31, 2011.

        For the quarter ended March 31, 2011, the Company recorded a net loss of $1,874,000 ($0.06 net loss per share) compared to a net loss of $2,020,000 ($0.07 net loss per share) for the quarter ended March 31, 2010. Per share values are based on the weighted average shares outstanding in the period. The net loss for the six months ended March 31, 2011 was $4,129,000 ($0.12 net loss per share) compared to a net loss of $3,640,000 ($0.13 net loss per share) for the six months ended March 31, 2010. For the quarter ended March 31, 2011 there was an average of 33,852,000 shares outstanding (six months ended March 31, 2011 — 33,806,000).

        The net loss was greater for the six months ended March 31, 2011 compared to the six months ended March 31, 2010. The increase in costs is primarily related the Company's increased activity and expenses in the discovery efforts for and development of assays as detailed below. Additional other expenses incurred included ordinary increases in wage and wage-related expenses owing to an increase in personnel, increased lab expenditures to support the greater number of projects, and other direct costs including serum acquisition and development and validation partner costs. Sales and marketing expense was higher in the six months ended March 31, 2011 owing to additional travel and contract resources in sales and marketing as the company continued to increase its sales effort for approved IgX PLEX assays in Canada and the United States and in anticipation of further product approvals. The decrease in the loss for the three months ending March 31, 2011 was related to the Scientific Research and Experimental Development ("SRED") cash refund accrued in the quarter ended March 31, 2011 as discussed in detail below. Also contributing to the reduced cost was the decreased in recruiting fees in the quarter ended March 31, 2011 compared to the quarter ended March 31, 2010. Sales and Marketing expense were lower in the quarter ended March 31, 2011 owing to sales incentives paid out in the quarter ended March 31, 2010 upon the placement of our first platform with a major Canadian laboratory. These decreases in expenses offset the increases in R&D and other expenses in the quarter.

        R&D expenditures for the quarter ended March 31, 2011 were $1,114,000 compared to the $1,273,000 for the quarter ended March 31, 2010. R&D expenditures for the six month period ended March 31, 2011 were $2,612,000 compared to the $2,327,000 for the six month period ended March 31, 2010. The increase in R&D expense for the six month period ended March 31, 2011 compared to the six months ending March 31, 2010 resulted from increased R&D activity with an increased number of assay panels in development and to continued regulatory validation efforts related to the celiac products. In the second quarter of fiscal 2011, in addition to the celiac assay in regulatory validation, the company had 5 panels in development and 1 additional panel in early discovery and development. In the second quarter of fiscal 2010 the Company had 3 panels in discovery and development. The decrease in R&D expenditures for the quarter ended March 31, 2011 compared to the quarter ended March 31, 2010 is due to the accrual of the SRED cash refund. This ITC tax credit has offset the increased expenses incurred in the quarter ended March 31, 2011 compared to the same quarter in 2010. The SRED cash refund for the prior year was recorded in the third quarter of 2010.

        Corporate expenses include, primarily, salaries and related expenses (including benefits and payroll taxes) of the Company other than salaries and related expenses paid to personnel engaged in research and development. General and Administrative expenses include facility costs, insurance costs, and foreign exchange expenses. Corporate and general expenses totalled $326,000 for the three months ended March 31, 2011 compared to $258,000 for the three months ended March 31, 2010. Corporate and general expenses totalled $656,000 for the six months ended March 31, 2011 compared to $467,000 for the six months ended March 31, 2010. The increase from the quarter and six months ended March 31, 2010 compared to the same periods in 2011 was primarily a result of higher salary costs, increased personnel and increased occupancy costs. Corporate expenses also included a loss on the disposition of equipment in the six months ended March 31, 2011, there was no similar loss in the six months ended March 31, 2010.

        Professional consulting (legal, accounting, Board of Directors compensation, recruiting, administrative contractor, and investor relations) costs in the three months ended March 31, 2011 were $94,000 compared to $176,000 for the three months ended March 31, 2010. Professional consulting costs were $200,000 for the six months ended March 31, 2011 compared $297,000 for the six months ended March 31, 2010. The decrease in professional and consulting costs in the quarter ended March 31, 2011 were primarily related to reduced legal and recruiting fees. The Company incurred significant recruiting fees in the first half of fiscal 2010 as it increased personnel to expand its research and development efforts.

        Sales and Marketing expenses were primarily related to sales and marketing consultant fees and to travel related to selling activities in the quarter. Sales and marketing expenses totalled $109,000 for the three months ended March 31, 2011 compared to $129,000 for the three months ended March 31, 2010. Sales and marketing expenses totalled $215,000 for the six months ended March 31, 2011 compared to $193,000 for the six months ended March 31, 2010. The increase in sales and marketing expenses for the six months ended March 31, 2011 compared to the six months ended March 31, 2010 were primarily related to additional consulting costs paid to increase staffing to support product pipeline and commercialization efforts. The decrease in sales and marketing expenses for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 is due to a sale incentive paid in the second quarter of fiscal 2010 upon the placement of our first platform with a major Canadian laboratory.

        Operational expenses were partially offset by interest income earned on short-term investments of $18,000 for the three ended March 31, 2011 (six months — $42,000) compared to $9,000 for three months ended March 31, 2010 (six months — $12,000). The Company invests its cash in variable term cashable government investment certificates and short-term money market deposits.

        Non-cash stock based compensation charges totalled $113,000 for the three ended March 31, 2011 (six months — $228,000) compared to $66,000 for the three months ended March 31, 2010 (six months — $115,000). The related stock option issuances are described further below in the Outstanding Share Capital section.

Outlook

        Management expects losses to continue for the current fiscal year as investment continues in product development and commercialization efforts on its pipeline of autoimmune test kits and platforms, as well as investment in sales and marketing. During the 2011 fiscal year the Company will focus on sales and placing SQiDworks systems in Canadian, US and European customers for system evaluation and expects that some, or all, of these evaluation placements will lead to commercial acceptance and revenues from sales of consumable test kits in the future. The Company delivered one such evaluation placement in the 2010 fiscal year to GDML. Subsequent to GDMLs 90 day internal acceptance and validation testing the Company executed a commercial agreement and has generated revenue since the fourth quarter of fiscal 2010. The Company is in the process of having GDML evaluate its quantitative celiac test kits and with the Health Canada approval, obtained subsequent to quarter end, is optimistic that this evaluation will lead to additional revenues from GDML attributed to IgX PLEX Quantitative Celiac kits starting in the first half of calendar 2011.

        Our analysis of the market would indicate that there are over 315 laboratories in the United States with sufficient volume of rheumatoid arthritis testing to be target customers for the SQiDworks platform running RA tests. Management believes that the addressable market is sufficiently large and that with the completion of additional quantitative test kits, including celiac, licensed in Canada and targeted for US FDA review in 2011, the company will be well-positioned for wider scale commercial acceptance of our platforms during the 2011 fiscal year, and beyond. Management believes the number of potential customers will, upon regulatory clearance of multiple products (ex RA and celiac) in the US, greatly exceed the number currently targeted with only one approved product in the US. Further, completion of the SQiDlite platform in 2011 for IVD and RUO/IUO applications will greatly enhance the addressable market into the 1,000s of potential customers. Following licensing in Canada of its quantitative celiac product subsequent to quarter end the Company has intensified its Canadian sales efforts and is optimistic that it will convert additional Canadian reference laboratories to customers in the ensuing several quarters. The Company plans to further explore interest expressed by target customers in the US with a stated desire for the custom design, microarray development and printing of biomarkers by the Company as further described below.

        In the quarter ended March 31, 2011 and in anticipation of successful validation and CE marking of its next product, IgX PLEX Quantitative Vasculitis, the Company began exploring customer opportunities in a focussed business development effort in Europe. The initial feedback on the benefits and performance of the SQiDworks platform and multiplexed test panels for RA and celiac testing has been very positive. These meetings have also resulted in a positive response to the expanded product and service offerings to assist these customers to convert their content into SQI-based microarrays. During the remainder of 2011 the Company will continue to evaluate its capability to generate revenue in Europe — successful test marketing may lead the Company to officially launch its European sales efforts in the 2011 fiscal year.

        Based on its successful FDA clearance, its Health Canada licenses and EU authorization, management increased the intensity of the development and commercialization of several new test candidates in 2010. This increased intensity continued into the first half of 2011 and the Company expects this expanded development activity to result in the submission of an on-going flow of autoimmune test kit applications to the US, Canadian and EU regulatory bodies during the 2011 calendar year. This activity has generated similar R&D expenses in the first half of fiscal 2011 as was experienced in the second half of the 2010 fiscal year related to internal development, internal verification and validation studies and third party validation studies. This activity is expected to continue in the foreseeable future as the company completes the autoimmune pipeline, continues to improve in-market tests and initiates development in new clinical areas.

        During the 2011 calendar year the Company believes it to be strategic to expand its marketing and sales program to RUO/IUO customers that conduct research in the relevant disease markets or to those that have an interest in companion testing during drug development and that are targeted in our clinical areas of interest. The Company may target customers conducting research with its SQiDman platform and RUO/IUO products, higher throughput customers with our SQiDworks platform or SQiDlite platform. Management believes that SQiDlite will be an important system for future clinical areas and non-reference lab customers. SQiDlite is expected to be fully automated, allow smaller batch sizes and to have equivalent analytical performance when compared to the fully automated SQiDworks platform.

        We also intend to work with third parties who have developed their own proprietary assay biomarkers for multiplexed tests. Our goal is to provide both these companies and their customers with the services to develop SQI-based microarray tests and with SQiDworks or SQiDlite systems to process these tests as well as print and manufacturing services for their SQI-based microarray products.

        These third parties may include reference laboratories, diagnostic companies, or research organizations. We intend to target companies which intend to convert their biomarkers to microarrays but which have been unable to develop fully functioning assay systems or who have customers who require high throughput automated systems to process microarray tests. We believe that our expertise in the areas of microarray printing, microarray test development and systems integration will enable us to generate revenues from customers in a market that is not currently served by a fully integrated service and product offering.

        It will also be necessary to invest in expanding the Company's customer service and administrative elements to support our customers and sales, as we are successful in growing our placement of SQiDworks platforms across Canada and the United States, and increase our product menu available to our customers. Management will add these resources as needed to support forecasted customer installations of SQiDworks platforms and sales of consumable kits.

        Management will continue to monitor its cash resources in relation to the capital available to it and will manage cash flows as required in the context of the capital markets. Management believes that it may, at some point, seek additional capital to advance and accelerate the number of tests under development and being validated for regulatory submissions, to expand our areas of focus beyond autoimmune disease at the appropriate times, expand our fully marketed analytical platform system portfolio enabling us to address a broader market, to build SQiDworks platforms to address customer demand, as well as to expand our sales team and its efforts in the United States and other jurisdictions as appropriate.

Related Party Transactions

        Transactions with related parties occur in the normal course of business and are measured at the exchange amount. Related party transactions are described below, unless they have been disclosed elsewhere in the financial statements.

        Included in general and administrative expense for the three month period ended March 31, 2011 is $13,000 (three month period ended March 31, 2010 — $21,000) compared to $25,000 for the six month period ended March 31, 2011 (six month period ended March 31, 2010 $39,000), related to recovery of occupancy costs from a corporation in which an officer of the Company is also an officer. Consulting fee revenue of NIL for the three month ended March 31, 2011 (three month ended March 31, 2010 — $10,000) was earned from this corporation compared to $9,000 for the six month period ended March 31, 2011 (six month period ended March 31, 2010

$15,000). At quarter end, $2,000 (September 30, 2010 — $1,000) due from this corporation is included in amounts receivable.

Sources and Uses of Cash

        Operational activities for the quarter ended March 31, 2011 were financed by cash on hand.

        At March 31, 2011, current assets were $5,855,000 compared to $9,902,000 at September 30, 2010. Working capital as at March 31, 2011 was $5,121,000 compared to $8,930,000 at September 30, 2010.

        Cash used in investing activities for the quarter ended March 31, 2011 was $146,000 compared to $95,000 for the quarter ended March 31, 2010. The increase in investing activities is due to the increase in patent assets as the company continued to protect is proprietary technology. Cash used in investing activities for the six months ended March 31, 2011 were $427,000 compared to $181,000 for the six months ended March 31, 2010. Increased additions to property and equipment in the current six month period reflect the Company's investment in (1) an overhaul of its out-dated network and data storage infrastructure to expand its data storage capacity required to support the research and development program and to enhance its disaster recovery system to protect the vast amounts of data generated through product development and validation, and (2) a SQiDworks platform for internal use for platform development activities.

        During the quarter ended March 31, 2011 a total of 40,834 options were exercised at an average price of $1.60 for total proceeds of $65,000.

        During the quarter 106,520 warrants with an expiry date of January 22, 2011 were exercised for total proceeds of $133,000.

        Management believes that cash on hand at March 31, 2011, and cash generated from revenues will be sufficient to fund the Company's operations for at least 12 months. The continued successful commercial launch and generation of revenue in the 2011 fiscal years will extend this period.

Risks

        The Company is subject to various risks. Factors that could cause results or events to differ materially from management's current expectations include, but are not limited to:

  •
  changing competitive technology and market conditions;

  •
  the Company's ability to successfully commercialize additional IgX PLEX tests in the autoimmune disease market;

  •
  the successful and timely completion of clinical validation studies at partner sites;

  •
  the failure to obtain requisite regulatory approvals (including the clearance of the FDA) for the Company's diagnostic tests in a timely manner, if at all, and other inherent uncertainties related to the regulatory approval process;

  •
  the ability to generate sufficient acceptance of the Company's platforms and sales of test kits; and,

  •
  the ability of the Company to fund its cash requirements from internal and external sources.

        Management seeks to mitigate these risks, and others, primarily by retaining experienced employees and advisors who have expertise in the scientific, medical business, regulatory, manufacturing and operational disciplines of automated platform integration and immunoassay diagnostic test development.

        The Company's SQiDworks automated analytical platform and its lead IgX PLEX RA multiplexed test kit, which have received regulatory clearances in Canada, Europe and the United States, are believed to be the first microarray technologies in the autoimmune disease market to receive such clearances. The Company has continued to build on this regulatory success with the Health Canada licensing of its IgX PLEX Celiac Qualitative test and subsequent to quarter end its IgX PLEX Celiac Quantitative test, also CE Market in Europe. With the Health Canada approval for the first second generation fully quantitative assay, the Company anticipates that its quantitative celiac product line will progress commercially, later this year with the release of a 6-plex quantitative panel that adds additional emerging biomarkers for markets in Canada, the US and Europe.

        Our tests are designed to run only on the SQiDworks platform. In order to obtain approval for the SQiDworks platform and the Company's consumable tests for sale in the United States, our largest target market, the FDA typically requires the conduct of clinical validation studies to compare the performance of a new test to predicate tests currently approved for sale in the US. Upon successful completion of validation studies conducted at both SQI's labs and at multiple third party labs, the data derived are then presented to the FDA in the form of a 510(k) Pre-market Notification. It is typical for the external validation studies to take several months to complete and upon receipt of a completed 510(k) submission the FDA may take up to 180 days to render a decision on the application, not including any "time-outs" which the Company may take to prepare responses to various inquiries from the FDA. The Company believes the experience gained in obtaining the clearance of the SQiDworks and RA test, together a system, will enable it to complete and file applications for clearance of the subsequently developed pipeline of assays more efficiently. This in turn may result in shorter review periods at the FDA than was experienced with the SQiDworks-RA system. The timing of such clearances is dependent on several factors some of which are not controlled by the Company.

        During the current reporting period the Company did not earn significant revenues from its test kits or SQiDworks platform. Management believes that material revenues from the sale of its test kits may be achieved in the 2011 calendar year; this is subject to certain risks including without limitation, the continued success of the development program and regulatory approvals of the products. The continuation of the Company's research, development and commercialization activities along with investment in marketing and sales is dependent upon the Company's ability to successfully manage its growth, investment in continued pipeline development and its cash requirements.

        We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, which could affect the value of our current assets and liabilities. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our cash investment, due to the prime interest rate based nature of the investment. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

        Management will continue to review the Company's financial needs and to seek additional capital financing as required from sources that may include equity financing, debt financing, collaborative projects and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered. Management believes that it will need to seek such additional financing during the 2011 fiscal year.

Outstanding Share Capital

        As at March 31, 2011, there were 33,913,000 common shares issued and outstanding.

        The following tables describe the securities that have been issued that are convertible under certain conditions into common shares:

        The Company had the following warrants outstanding at March 31, 2011:

Number of Warrants	Purchase Price	Expiry Date
1,199,000	$4.00	December 4, 2011
237,000	$1.90	December 23, 2011
1,140,000	$5.00	August 12, 2012
57,000	$2.50	August 12, 2012

2,633,000

        The Company had the following stock options outstanding under the Plan at March 31, 2011:

Number of Options (000s)	Exercise Price	Expiry Date
33,000	$1.20	June 29, 2011
58,000	$1.20	August 29, 2011
143,000	$1.74	August 7, 2012
50,000	$1.50	October 23, 2012
758,000	$1.60	February 15, 2013
255,000	$1.75	August 26, 2013
78,000	$1.30	May 21, 2014
25,000	$3.26	November 03, 2014
57,000	$2.25	February 22, 2015
60,000	$2.10	May 27, 2015
175,000	$2.50	August 16, 2015
100,000	$2.90	October 4, 2015
75,000	$2.85	January 31, 2016

1,867,000

Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements.

Future Prospects

        In its current state of evolution, management believes that the Company has assembled the necessary intellectual, financial, and human capital to advance its current pipeline of autoimmune test panels and the SQiDworks system through the completion of clinical validation studies and regulatory filings in Canada, the U.S. and Europe. The Company believes that completion of its quantitative RA and celiac products justifies the current intensified investment in development and commercialization of its pipeline of an additional group of at least eight autoimmune microarray diagnostic panels over the next eighteen months. It further believes that successful completion of these tests in development, and collaborations with its partners, may lead to the identification and commercialization of other test panels, not currently contemplated or in development, addressing unmet medical needs in the diagnosis or therapies for autoimmune, infectious disease and allergy management.

        SQI's operational objectives are straightforward: generate revenue from products in the regulatory jurisdictions for which we have acquired regulatory approvals or licenses; continued successful commercialization and continuous improvement of a menu of autoimmune test kits; and, expansion of partnerships and other strategic relationships to enhance our product offerings or revenues. Success in these steps will allow the Company to further validate its multiplexing model, value proposition and to roll-out and sell its products to customers in its target markets.

        The Company plans to execute on the following components of its operational strategy:

  •
  Generate, maintain and grow customer sales in North America;

  •
  Explore near-term revenue opportunities in Europe;

  •
  Complete commercialization and regulatory filings (where appropriate) for, vasculitis, lupus, IBD-Crohn's, anti-TNF and second generation product extensions for RA and celiac panels;

  •
  Work with our partners to enhance our product offerings and produce collaborative research identifying product strengths;

  •
  Provide world-class customer support and service to ensure satisfaction; and,

  •
  Publish scientific papers to broaden our product value proposition.

        The Company will continue to invest in research and development activities related to its core platform technologies of microarray-based assays and detection devices.

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

        The accompanying financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. For quarterly reporting periods, the Company's financial statements are approved by the Audit Committee and the Board of Directors. For annual reporting periods, the Company's financial statements are approved by the Board of Directors upon recommendation by the Audit Committee. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

        In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

        In particular, the CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures ("DC&Ps") and internal controls over financial reporting ("ICFRs") for the Company, and have:

  (a)
  designed such DC&Ps, or caused them to be designed under supervision, to provide reasonable assurance that material information is made known during the period in which the annual and quarterly filings are being prepared;

  (b)
  designed such ICFRs, or caused them to be designed under supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP;

  (c)
  evaluated the design and effectiveness of the Company's DC&Ps as of the quarter ended March 31, 2011;

  (d)
  have concluded that a material design weakness in the ICFRs may exist in terms of the inadequate segregation of certain duties, which is typical of development stage companies; mitigating factors, including dual-payment authorization policies and transparent internal financial transaction reporting processes, serve to minimize the risk that such design weakness could result in a material misstatement of results for the quarter ended March 31, 2011; and

  (e)
  have concluded that, other than the item described above in sub-point (d), there are no additional material design weaknesses in the DC&Ps or ICFRs, and that the effectiveness of the DC&Ps is sufficient to expect the prevention or detection of material misstatements of results.

        The financial statements include amounts that are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors, all of whom are independent and not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

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  Exhibit 4.8